

Mail Stop 3561

February 8, 2011

Mr. Peter Margiotta, President
Green Oasis Environmental, Inc.
10745-178 Street
Edmonton, Alberta, Canada T5S 1J6

  Re: Green Oasis Environmental, Inc.
  Item 4.01 Form 8-K
  Filed January 21, 2011 and February 3, 2011
  File No. 033-68304-02

Dear Mr. Margiotta:

We have completed our review of your Item 4.01 Form 8-K and do not, at this time, have
any further comments.

                                   Sincerely,

                                   Heather Clark
                                   Staff Accountant